CITY NATIONAL ROCHDALE SELECT STRATEGIES FUND

Supplement dated September 4, 2026, to the Statutory Prospectus (the “Prospectus”) dated May 29, 2026

Effective immediately, the “Annual Fund Operating Expenses” and “Example” sub-sections of the “Summary of Fund Expenses” section on page 22 of the Prospectus is deleted in its entirety and replaced with the following:

Annual Fund Operating Expenses
(as a percentage of net assets attributable to the shares)

Management Fee	0.50%
Shareholder Servicing Fee	0.25%
Other Expenses	0.24%
Total Annual Fund Operating Expenses	0.99%

Example

The following Example is intended to help you understand the various costs and expenses that you, as a holder of shares, would bear directly or indirectly. The Example assumes that you invest $10,000 in shares of the Fund for the time periods indicated. Because there are no costs to you associated with repurchases of your shares, your costs would be the same whether you hold your shares or tender your shares for repurchase at the end of the time periods indicated. The example also assumes that your investment has a 5% return each year, that all dividends and distributions are reinvested at NAV, and that the Fund’s operating expenses (as described above) remain the same. The example should not be considered a representation of the Fund’s future expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$101	$315	$547	$1,213

The Example should not be considered a representation of future expenses. Actual expenses may be greater or lesser than those assumed for purposes of the Example. The Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the Example.

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PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE.